

Mason Hale (He/Him) · 3rd

CEO & Founder at Team Topia

Austin, Texas, United States · Contact info

500+ connections

Team Topia

University of Texas at Austin

Experience

CEO & Founder
Team Topia
Feb 2011 – Present · 10 yrs 8 mos

Maker of SwimTopia, swim team software you'll love!

CTO
OneSpot
Jun 2006 – Jan 2011 · 4 yrs 8 mos

OneSpot is a smart Web content aggregator that helps brands drive traffic and revenue by automatically finding fresh and focused digital content for their websites, email newsletters, and blogs.

...see more

Chief Technologist
frog design
Mar 1998 – Jun 2006 · 8 yrs 4 mos

Founded and managed the digital technology consulting practice of world-renowned creative consultancy frog design. Managed a team of highly-talented developers and technologists that architected, prototyped and built innovative software solutions for clients including SAP, Dell, Microsoft, HP, Alltel, Motorola, Sun Microsystems, General Electric, Blockbust ...see more

Principal/Consultant
Hired Gun Consulting Services
Jul 1996 – Mar 1998 · 1 yr 9 mos

Provided consulting and software development services focused on Internet and electronic-commerce applications. Clients included Power Computing, Nortel, Apple Computer and QuestLink. Presented at at numerous Internet-related conferences including Macworld, WebEdge and Mactivity/Web and published several articles related to web development.

Director, Internet Services
WebEdge Inc. / VersaCom
Sep 1995 – Jul 1996 · 11 mos

Helped organize a successful series of Macintosh web-developer conferences.
Managed Internet consulting practice, which was focused on creating websites for associations, including the Texas Association of Nurserymen and the Texas Restaurant Association. Lead development of popular CGI framework for creating web-based ...see more

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Education

University of Texas at Austin
Master of Science in Engineering, Executive Engineering Management, 4.0
2001 – 2004

This technology-focused, MBA-like program combines courses from the College of Engineering, McCombs School of Business, UT Law School, and College of Communication to provide well-rounded executive management training to technology professionals. Courses include: negotiation, finance, marketing, operations research, risk analysis, organizational management, business law and project management. Graduated with 4.0 GPA

University of Texas at Austin
BS in Radio, Television and Film, Film and video production, audio engineering, project management
1988 – 1992
Activities and Societies: Beta Theta Pi